December 19, 2024

via email

Division of Corporation Finance Office of Energy & Transportation

U.S. Securities and Exchange Commission Washington, DC 20549

Attention: Jenifer Gallagher, Karl Hittler & John Coleman Division of Corporation Finance

Office of Energy & Transportation

Dear Sirs/Mesdames:

Re: 37 Capital Inc. (the “Company”)

Form 20-F for the Fiscal Year ended December 31, 2024.

We acknowledge receipt of your letter dated December 6, 2024, and we advise as follows in the order in which they were raised. A redline copy of the Amendment No. 1 accompanies this letter for your consideration.

Form 20-F for the Fiscal Year ended December 31, 2023 Property, Plants and Equipment

1.	We have expanded the mineral property disclosures to include the information as outlined in your letter. Please refer to pages 11 through 15.

Operating and Financial Review and Prospects

2.	We have provided additional information on the impairment assessment during the period ended December 31, 2021 and the subsequent capitalized costs on the Extra High Property.

We have also provided the summary of work completed on the Extra High Property and the Company’s intention to further pursue additional exploration work program if the Company is successful in its financing efforts. Please refer to page 14.

Control and Procedures

3.	We confirm the Company’s internal control over financial reported was found to be not effective due to limited segregation of duties given the size of the Company and its limited resources. Please refer to pages 42-43.

__________________________________________________________________________________

37 Capital Inc.

Suite 575, 510 Burrard Street Vancouver, BC V6C 3A8

Tel: (604) 681-0204 Fax: (604) 681-9428

www.37capitalinc.com email: info@37capitalinc.com

4.	We confirm there were no changes in the Company’s internal controls or in other factors that could affect these controls during the period covered by the Annual Report and not subsequent to the filing of the Annual Report. Please refer to page 43.

List of Exhibits

5.	We are refiling the following certifications with the associated Exhibit numbers along with the certification from the Chief Financial Officer, such certifications will be dated as of the Amendment filing date. Please refer to pages 87-90:

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Trusting the information provided is satisfactory. We look forward to hearing from you.

Yours sincerely, 37 CAPITAL INC.

/s/ “Jacob H. Kalpakian”

Jacob H. Kalpakian President

 _________________________________________________________________________________

37 Capital Inc.

Suite 575, 510 Burrard Street Vancouver, BC V6C 3A8

Tel: (604) 681-0204 Fax: (604) 681-9428

www.37capitalinc.com email: info@37capitalinc.com